Exhibit 1

Oi S.A. – In Judicial Reorganization

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Company”) hereby informs its shareholders and the market in general that the waiver of the conditions precedent to the Capital Increase – Capitalization of Credits set forth in items (ii) and (iv.a) of Annex 4.3.3.5 (c) of the Judicial Reorganization Plan (the “Plan”) was approved at a Creditor’s Meeting held on this date, in accordance with Clauses 4.3.3.5 (c) and 8.1 of the Plan.

The Company will keep its shareholders and the market informed about the development of the issue addressed herein.

Rio de Janeiro, June 11, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer